UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Amendment No. 8
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Biosite Incorporated
(Name of Subject Company (Issuer))
Inca Acquisition, Inc.
Inverness Medical Innovations, Inc.
(Name of Filing Persons (Offerors))

Common Stock, $0.01 par value
(Title of Class of Securities)
090945106
(CUSIP Number of Class of Securities)

Ron Zwanziger
President and Chief Executive Officer
Inverness Medical Innovations, Inc.
51 Sawyer Road, Suite 200
Waltham, Massachusetts 02453
(781) 647-3900
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

Copy to:
Scott F. Duggan, Esq.
Goodwin Procter LLP
Exchange Place
Boston, Massachusetts 02109
(617) 570-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$1,603,420,070	$49,225.00

*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 17,334,271 shares of the Common Stock of Biosite Incorporated at the tender offer price of $92.50 per share.

**	The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $30.70 per million of transaction value.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: $49,225.00	Filing Party: Inverness Medical Innovations, Inc.
	Form or Registration No. Schedule TO	Date Filed: May 29, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

     This Amendment No. 8 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission (the “SEC”) on May 29, 2007, as amended by Amendment No. 1 on May 30, 2007, Amendment No. 2 on June 5, 2007, Amendment No. 3 on June 7, 2007, Amendment No. 4 on June 7, 2007 Amendment No. 5 on June 12, 2007, Amendment No. 6 on June 26, 2007, and Amendment No. 7 on June 27, 2007 relating to the offer by Inca Acquisition, Inc., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Inverness Medical Innovations, Inc. (“Inverness”) to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, including the associated right to purchase series A participating preferred stock, par value $0.01 per share, (collectively, the “Shares”), of Biosite Incorporated, a Delaware corporation (“Biosite”), at a purchase price of $92.50 per share, plus, if the first time the Shares are accepted for payment (the “Acceptance Time”) shall not have occurred on or prior to July 2, 2007, an additional $0.015205 per Share for each day during the period commencing on July 3, 2007, through the Acceptance Time, less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 29, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO. This Amendment is being filed on behalf of Inverness and the Purchaser.
Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer, is hereby amended and supplemented as follows:
     The subsequent offering period of the Offer expired at 12:00 Midnight, New York City time, on Thursday, June 28, 2007. According to Computershare Trust Company, N.A., the depositary for the Offer, as of 12:00 Midnight, New York City time, June 28, 2007, a total of 16,207,769 Shares were validly tendered in the initial and subsequent offering periods of the Offer. The tendered Shares, together with the 750,000 Shares that Inverness currently owns, represent approximately 93.9% of all outstanding Shares. Payment for Shares tendered during the offering period is expected to be made promptly.
     The acquisition of Biosite has been completed through a merger of the Purchaser into Biosite, and Biosite is now a wholly-owned subsidiary of Inverness. The merger was implemented on an expedited basis pursuant to the short-form merger procedure available under Delaware law effective June 29, 2007.
Miscellaneous
Item 12 of the Statement is hereby amended and supplemented to include the following:
     “(a)(5)(I) Press Release issued by Inverness Medical Innovations, Inc. on June 29, 2007.”

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INCA ACQUISITION, INC.
By:	/s/ Jay McNamara

Name:	Jay McNamara

Title:	Assistant Secretary

INVERNESS MEDICAL INNOVATIONS, INC.
By:	/s/ Jay McNamara

Name:	Jay McNamara

Title:	Senior Counsel -- Corporate and Finance
Date: June 29, 2007

INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase, dated as of May 29, 2007.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G)	Summary Advertisement published on May 29, 2007.*

(a)(5)(A)	Press Release issued by Inverness Medical Innovations, Inc. on May 9, 2007 (incorporated by reference to the Schedule TO-C filed by Inverness Medical Innovations, Inc. on May 9, 2007).*

(a)(5)(B)	Press Release issued by Inverness Medical Innovations, Inc. on May 11, 2007 (incorporated by reference to the Schedule TO-C filed by Inverness Medical Innovations, Inc. on May 11, 2007).*

(a)(5)(C)	Joint press release issued by Inverness Medical Innovations, Inc. and Biosite Incorporated, dated May 17, 2007 (incorporated by reference to the Schedule TO-C filed by Inverness Medical Innovations, Inc. on May 18, 2007).*

(a)(5)(D)	Press Release issued by Inverness Medical Innovations, Inc. on May 29, 2007.*

(a)(5)(E)	Presentation given to Biosite employees on May 30, 2007. *

(a)(5)(F)	Press Release issued by Inverness Medical Innovations, Inc. on June 7, 2007.*

(a)(5)(G)	Investor presentation dated June 12, 2007.*

(a)(5)(H)	Press Release issued by Inverness Medical Innovations, Inc. on June 26, 2007.*

(a)(5)(I)	Press Release issued by Inverness Medical Innovations, Inc. on June 29, 2007.

(b)(1)	Commitment Letter dated May 14, 2007, by and among General Electric Capital Corporation, UBS Loan Finance LLC and Inverness Medical Innovations, Inc. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Inverness Medical Innovations, Inc. on May 15, 2007) (superceded in its entirety by Exhibit (b)(3)).*

(b)(2)	Commitment Letter dated May 14, 2007, by and among UBS Loan Finance LLC, UBS Securities LLC, General Electric Capital Corporation and Inverness Medical Innovations, Inc. (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by Inverness Medical Innovations, Inc. on May 15, 2007) (superceded in its entirety by Exhibit (b)(3)).*

(b)(3)	Commitment Letter dated June 5, 2007, by and among UBS Loan Finance LLC and General Electric Capital Corporation and Inverness Medical Innovations, Inc.*

(d)(1)	Agreement and Plan of Merger, dated as of May 17, 2007, by and among Inverness Medical Innovations, Inc., the Purchaser and Biosite Incorporated (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Inverness Medical Innovations, Inc. on May 18, 2007).*

*	previously filed